Exhibit 99.3

SPLASH BEVERAGE GROUP, INC.

Charter of Nominating and Corporate Governance Committee

I.	PURPOSE

The purpose of the Nominating and Corporate Governance Committee (the “Committee”) of the Board of Directors (the “Board”) of SPLASH BEVERAGE GROUP, INC. (the “Company’’) is to assist the Board in fulfilling its responsibility to oversee appropriate and effective governance of the Company. The Committee’s responsibilities include the identification and recommendation of qualified candidates for election to the Board; the development and recommendation of appropriate corporate governance principles for the Company; and recommendations regarding proposals, including Board nominations, submitted by shareholders of the Company.

II.	COMMITTEE MEMBERSHIP

The Committee’s composition and qualifications shall meet the requirements of the rules of the NYSE MKT Exchange (or the rules of the principle exchange or Nasdaq Stock Market as may be applicable from time to time), as well as any laws and regulations applicable to Nominating/Corporate Governance Committees. The Committee shall consist of two or more members of the Board, all of whom shall be independent directors as defined by the rules of the NYSE MKT LLC Company Guide and the Securities and Exchange Commission. Members of the Committee shall be appointed by the Board, and shall serve at the pleasure of the Board and for such term or terms as the Board may determine.

III.	COMMITTEE STRUCTURE AND OPERATIONS

The Board may designate one member of the Committee as its chairperson. The Committee shall meet in person or telephonically at least annually at a time and place determined by the Committee chairperson, with further meetings to occur, or actions to be taken by unanimous written consent, when deemed necessary or desirable by the Committee or its chairperson. The Committee may request any officer or employee of the Company or the Company’s outside counsel to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

IV.	COMMITTEE DUTIES AND RESPONSIBILITIES

The following are the duties and responsibilities of the Committee:

1.	The Committee shall determine, from time to time as appropriate, the criteria for qualification and selection of directors for election to the Board, and shall identify and evaluate prospective candidates. The Committee shall also assist the Board in developing a strategy to attract and retain qualified members for the Board.

2.	The Committee shall recommend to the Board the slate of nominees of Directors to be elected by the shareholders and any nominee proposed to be elected by the Board to fill a vacancy.

3.	The Committee shall recommend to the Board the directors to be selected for membership on Board committees.

4.	The Committee shall develop and make recommendations to the Board for approval standards and processes for determining the independence of Board members that meet the requirements that may be adopted, from time to time, by the NYSE MKT Exchange and applicable laws and regulations. In addition, in accordance with such processes and using such standards, the Committee shall conduct a preliminary review of the independence of each Director and provide its findings and make appropriate recommendations to the Board.
5.	The Committee shall develop and oversee the operation of an orientation program for new directors and determine whether and what form of continuing education for directors is appropriate.

6.	The Committee shall develop, and make recommendations to the Board, written corporate governance principles, including all subjects required to be addressed by the rules of the NYSE MKT Exchange, any applicable law or regulation and any other matters deemed appropriate by the Committee, as well as changes or amendments to the Company’s Code of Ethics.

7.	The Committee shall periodically review the adequacy and appropriateness of the Company’s corporate governance principles (including, without limitation the Code of Ethics) and make recommendations to the Board concerning any amendments to those principles.

8.	The Committee shall meet at least annually with the Chief Governance Officer (or if no person is so designated, with the Chief Executive Officer and/or Chief Financial Officer) of the Company to review the implementation of the Company’s governance principles. The Chief Governance Officer shall report any material breach of the governance principles directly to the Committee and make recommendations, where appropriate, on amendments to the governance principles. The Committee shall review material breaches of the governance principles and recommend to the Board appropriate action in response to such breaches.

9.	From time to time, the Committee shall make such recommendations to the Board regarding board processes and other items deemed appropriate to improve or ensure the effective functioning of the Board.

10.	At least once every three years review and make recommendations to the Board regarding the components and amount of Board compensation.

11.	The Committee shall recommend to the Board the election of the Chairman of the Board (and, if such office is not also held by the Chairman of the Board, the CEO).

12.	The Committee shall review the CEO’s recommendations regarding the election of corporate Vice Presidents of the Company and the heads of the Company’s significant business units and make recommendations to the Board regarding such election.

13.	The Committee shall review and make recommendations on shareholder proposals to the Board.

14.	The Committee shall establish such processes and guidelines as the Committee shall deem appropriate for review and approval of charitable donations by the Company or any foundation controlled by the Company to organizations or entities of which any members of the Board are also members of the board or other governing body or officers.

15.	Any other duties or responsibilities expressly delegated to the Committee by the Board from time to time relating to the Committee’s purpose.

V.	COMMITTEE REPORTS

The Committee shall produce the following reports and provide them to the Board:

1.	An Annual Report of the Committee to the Board which shall include, among other things, an annual performance evaluation of the Committee’s work, including an evaluation of whether the Committee has performed its duties and met its responsibilities as required by this Charter. As part of the performance evaluation, the Committee shall also consider and recommend to the Board any improvements to the Charter deemed appropriate by the Committee.

2.	A summary of the matters discussed, material reviewed and actions taken at each Committee meeting, which shall be presented to the Board at its next meeting.

VI.	RESOURCES AND AUTHORITY OF THE COMMITTEE

The Committee shall also have the authority to obtain advice and assistance from internal or external legal, accounting or other experts, advisors and consultants to assist in carrying out its duties and responsibilities, and shall have the authority to retain and approve the fees and other retention terms for any external experts, advisors or consultants.